Exhibit 99.1

TIAN RUIXIANG Holdings Ltd

Notice of Extraordinary General Meeting of Shareholders

To Be Held on August 18, 2025, at 10:00 A.M. Beijing Time

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the holders of the Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) of TIAN RUIXIANG Holdings Ltd (the “Company”) will be held at Room 918, Jingding Building, Xicheng District, Beijing, People’s Republic of China on August 18, 2025, at 10:00 a.m. Beijing Time. Registered shareholders, as well as duly appointed proxyholders, will be able to attend, participate and vote at the Meeting. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s currently effective memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held to approve a share consolidation that,

1.	with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolution or such later date as the board of directors may determine in its sole discretion:

a.	All of the issued and authorised but unissued shares of the Company (collectively, the Shares) to be consolidated as follows:

I.	every five (5) class A ordinary shares of a par value of US$0.025 each be consolidated into one (1) class A ordinary share of a par value of US$0.125 each; and

II.	every five (5) class B ordinary shares of a par value of US$ US$0.025 each be consolidated into one (1) class B ordinary share of a par value of US$0.125 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company will be amended from US$200,000,000 consisting of 8,000,000,000 shares comprising of (i) 7,600,000,000 class A ordinary shares of a par value of US$0.025 each, and (ii) 400,000,000 class B ordinary shares of a par value of US$0.025 each, to US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share.

The foregoing item of business is described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for the Share Consolidation.

The Board of Directors has fixed the close of business on August 4, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. The notice of the Meeting, the proxy statement, and the proxy card will be first sent or made available to shareholders on or about August 11, 2025.

Management is soliciting proxies. Shareholders may vote using any of the following methods:

● By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

● By Email. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and emailing it according to the email address provided on the enclosed proxy card.

● By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them to the address provided on the enclosed proxy card. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposal. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them to the address provided on the enclosed proxy card.

● By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy card.

● In person at the Meeting. Shares held in your name as the shareholder of record may be voted in person at the Meeting or at any postponement or adjournment of the Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Meeting.

If voting by mail, for the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE SUBMIT A PROXY TO HAVE YOUR SHARES VOTED AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, OR BY SIGNING, DATING AND RETURNING BY MAIL THE PROXY CARD ENCLOSED WITH THE PROXY MATERIALS. IF YOU DO NOT RECEIVE THE PROXY MATERIALS IN PRINTED FORM AND WOULD LIKE TO SUBMIT A PROXY BY MAIL, YOU MAY REQUEST A PRINTED COPY OF THE PROXY MATERIALS (INCLUDING THE PROXY) AND SUCH MATERIALS WILL BE SENT TO YOU.

By Order of the Board of Directors,

/s/ Sheng Xu
Sheng Xu
Chief Executive Officer, Director, and Chairman of the Board of Directors

Beijing, China

August 6, 2025

TIAN RUIXIANG Holdings Ltd

Extraordinary General Meeting of Shareholders

August 18, 2025

10:00 A.M. Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of TIAN RUIXIANG Holdings Ltd (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on August 18, 2025 at 10:00 a.m. Beijing Time. The Company will hold the Meeting at Room 918, Jingding Building, Xicheng District, Beijing, People’s Republic of China.Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s currently effective memorandum and articles of association.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on August 4, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more members holding in the aggregate not less than one-third of the total issued share capital of the Company present in person or by proxy and entitled to vote shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to six hundred (600) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSAL TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

Resolved, as ordinary resolutions, that:

1.	with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolution or such later date as the Board of Directors may determine in its sole discretion:

a.	All the issued and authorised but unissued shares of the Company (collectively, the Shares) to be consolidated as follows:

I.	every five (5) class A ordinary shares of a par value of US$0.025 each into one (1) class A ordinary share of a par value of US$0.125 each; and

II.	every five (5) class B ordinary shares of a par value of US$0.025 each into one (1) class B ordinary share of a par value of US$0.125 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company will be amended from US$200,000,000 consisting of 8,000,000,000 shares comprising of (i) 7,600,000,000 class A ordinary shares of a par value of US$0.025 each, and (ii) 400,000,000 class B ordinary shares of a par value of US$0.025 each, to US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share.

The Board of Directors recommends a vote “FOR” the Proposal.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders may vote using any of the following methods:

● By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

● By Email. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and emailing it according to the email address provided on the enclosed proxy card.

● By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them to the address provided on the enclosed proxy card. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposal. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them to the address provided on the enclosed proxy card.

● By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy card.

● In person at the Meeting. Shares held in your name as the shareholder of record may be voted in person at the Meeting or at any postponement or adjournment of the Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Meeting.

PROPOSAL NO. 1

APPROVAL OF THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholders approval, to effect a share consolidation of the Company’s Ordinary Shares at a ratio of five-for-one. The authorised share capital of the Company shall be amended from US$200,000,000 consisting of 8,000,000,000 shares comprising of (i) 7,600,000,000 class A ordinary shares of a par value of US$0.025 each, and (ii) 400,000,000 class B ordinary shares of a par value of US$0.025 each, to US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each, so that every shareholder holding five (5) class A ordinary shares of US$0.025 each will hold one (1) class A ordinary share of US$0.125, and every shareholder holding five (5) class B ordinary shares of US$0.025 each will hold one (1) class B ordinary share of US$0.125, such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing class A ordinary shares of a par value of US$0.025 each and class B ordinary shares of a par value of US$0.025 each in the capital of the Company as set out in the Company’s memorandum and articles of association (the “Share Consolidation”), with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolutions or such later date as the Board of Directors may determine in its sole discretion.

The Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives at the Meeting.

The Share Consolidation will be implemented simultaneously for all issued and authorised but unissued Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “TIRX.” Under Nasdaq listing rules, including Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), listed securities are required to maintain a minimum closing bid price of at least $1.00 per share. The Class A Ordinary Shares have been trading below $1 from time to time and for an extended period, reflecting challenges in meeting this requirement consistently. Failure to maintain compliance with this requirement may result in Nasdaq initiating the delisting process.

To proactively reduce the risk of falling out of compliance with the Minimum Bid Price Rule and to support the continued listing of the Class A Ordinary Shares on Nasdaq, the Company’s Board of Directors has determined that it is in the best interests of the Company and its shareholders to effect a share consolidation (reverse stock split) at a ratio of one Class A Ordinary Share for every five currently issued and outstanding Class A Ordinary Shares. The primary purpose of the Share Consolidation is to increase the per-share trading price of the Class A Ordinary Shares to a level that comfortably satisfies Nasdaq’s minimum bid price requirement.

If the Class A Ordinary Shares were to be delisted from Nasdaq, the Company’s shares would likely trade on a less visible and less liquid market, such as the OTC Bulletin Board or the “pink sheets.” These alternative trading venues are generally considered less efficient, less transparent, and more volatile than Nasdaq. The Board believes such a delisting could have several adverse effects, including:

•	A decline in liquidity, making it more difficult and costly for shareholders to trade shares;
•	A decrease in market price due to reduced investor confidence and visibility;
•	A reduction in the Company’s potential investor base, as some institutional investors are restricted from holding non-exchange-listed securities;
•	Negative reputational impact, potentially affecting business relationships; and
•	Reduced access to capital markets, limiting the Company’s ability to raise funds for strategic growth and operations.

For these reasons, the Board believes that the Share Consolidation is a prudent and necessary action to help maintain the Company’s Nasdaq listing, preserve investor confidence, and strengthen the Company’s long-term strategic and financial flexibility.

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-consolidated basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional shares shall be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the next whole number of shares.

Authorized Shares

At the time the Share Consolidation is effective, all issued and authorized but unissued Ordinary Shares will be consolidated at the same ratio. The authorized share capital of the Company shall be amended from US$200,000,000 consisting of 8,000,000,000 shares comprising of (i) 7,600,000,000 class A ordinary shares of a par value of US$0.025 each, and (ii) 400,000,000 class B ordinary shares of a par value of US$0.025 each, to US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholders approval to effect the Share Consolidation of the Ordinary Shares at a ratio of five-for-one in the form of an ordinary resolution passed by shareholders at the Meeting. The resolutions to be put to the shareholders to consider and vote upon at the Meeting are the following:

Resolved, as ordinary resolutions, that:

1.	with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolution or such later date as the Board of Directors may determine in its sole discretion:

a.	all issued and authorised but unissued shares of the Company (collectively, the Shares) to be consolidated as follows:

I.	every five (5) class A ordinary shares of a par value of US$0.025 each be consolidated into one (1) class A ordinary share of a par value of US$0.125 each; and

II.	every five (5) class B ordinary shares of a par value of US$0.025 each be consolidated into one (1) class B ordinary share of a par value of US$0.125 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company will be amended from US$200,000,000 consisting of 8,000,000,000 shares comprising of (i) 7,600,000,000 class A ordinary shares of a par value of US$0.025 each, and (ii) 400,000,000 class B ordinary shares of a par value of US$0.025 each, to US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share.

The proposal will be approved if a simple majority of the total votes duly cast in person or by proxy at the Meeting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting.

By order of the Board of Directors

August 6, 2025	/s/ Sheng Xu
Sheng Xu
Chief Executive Officer, Director, and Chairman of the Board of Directors